As filed with the Securities and Exchange Commission on January 18, 2012

Registration No. 333-

_____________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For American Depositary Shares

of

CHINA RESOURCES ENTERPRISE, LIMITED

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

HONG KONG

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

One Wall Street, New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York Mellon

ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Brian D. Obergfell, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3032

It is proposed that this filing become effective under Rule 466

[ ] immediately upon filing

[ ] on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares, each American Depositary Share representing Ordinary Shares, of China Resources Enterprise, Limited	100,000,000 American Depositary Shares	$5.00	$5,000,000	$573.00

1

For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

Pursuant to Rule 429 under the Securities Act of 1933, the Prospectus contained herein also relates to the Depositary Shares of the registrant covered by a previous Registration Statement on Form F-6 of the registrant (Regis. No. 333-5574).

The prospectus consists of the proposed Form of American Depositary Receipt included as Exhibit A to the Form of Deposit Agreement filed as Exhibit 1 to this Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Location in Form of Receipt

Item Number and Caption

Filed Herewith as Prospectus

1.  Name and address of depositary

Introductory Article

2.  Title of American Depositary Receipts and identity of

Face of Receipt, top center

deposited securities

Terms of Deposit:

(i)  The amount of deposited securities represented

Face of Receipt, upper right corner

by one unit of American Depositary Receipts

(ii)  The procedure for voting, if any, the deposited

Articles number 17, 18 and 20

securities

(iii)  The collection and distribution of dividends

Articles number 4, 14, 15, 17 and

20

(iv)  The transmission of notices, reports and proxy

Articles number 9, 10 ,13, 17, 18,

soliciting material

19 and 20

(v)  The sale or exercise of rights

Articles number 15, 16, 17 and 20

(vi)  The deposit or sale of securities resulting from

Articles number 14, 15, 17, 19 and

dividends, splits or plans of reorganization

20

(vii)  Amendment, extension or termination of the

Articles number 22 and 23

deposit agreement

(viii)  Rights of holders of Receipts to inspect the

Article number 13

transfer books of the depositary and the list of

holders of Receipts

(ix)  Restrictions upon the right to transfer or

Articles number 2, 3, 4, 5, 6, 8, 9

withdraw the underlying securities

and 22

(x)  Limitation upon the liability of the depositary

Articles number 16, 20, 21 and 23

3.  Fees and Charges

Articles number 7 and 8

Item – 2.

Available Information

Public reports furnished by issuer

Article number 13

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Deposit Agreement dated as of October 16, 1996, as amended and restated as of December 29, 1997, as further amended and restated as of ____________, 2012, among China Resources Enterprise, Limited, The Bank of New York Mellon as Depositary, and all Owners from time to time of American Depositary Shares issued thereunder. - Filed herewith as Exhibit 1.

b.

Letter agreement dated as of October 16, 1996 among China Resources Enterprise, Limited and The Bank of New York Mellon relating to pre-release activities. - Filed herewith as Exhibit 2.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) and (b) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed herewith as Exhibit 4.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on January 18, 2012.

Legal entity created by the agreement for the issuance of American Depositary Shares for Ordinary Shares, of China Resources Enterprise, Limited

By:

The Bank of New York Mellon,

  As Depositary

By:  /s/ Joanne Di Giovanni Hawke

Name:  Joanne Di Giovanni Hawke

Title:    Managing Director

Pursuant to the requirements of the Securities Act of 1933, CHINA RESOURCES ENTERPRISE, LIMITED has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Hong Kong, People’s Republic of China on January 18, 2012.

CHINA RESOURCES ENTERPRISE, LIMITED

By:  /s/ Chen Lang

Name:  Chen Lang

Title: Executive Director and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on January 18, 2012.

/s/ Qiao Shibo	/s/ Donald J. Puglisi
Qiao Shibo	Puglisi & Associates
Chairman and Executive Director	Authorized U.S. Representative

/s/ Chen Lang	/s/ Lai Ni Hum
Chen Lang	Lai Ni Hum
Executive Director and Chief Executive Officer	Principal Accounting Officer

/s/ Lai Ni Hum	/s/ Lai Ni Hum
Lai Ni Hium	Lai Ni Hium
Executive Director and Chief Financial Officer	Principal Financial Officer

/s/ Yan Biao	/s/ Chen Lang
Yan Biao	Chen Lang
Non-Executive Director	Principal Executive Officer

/s/ Du Wenmin
Du Wenmin
Non-Executive Director

/s/ Shi Shanbo
Shi Shanbo
Non-Executive Director

/s/ Wei Bin
Wei Bin
Non-Executive Director

/s/ Zhang Haipeng
Zhang Haipeng
Non-Executive Director

/s/ Houang Tai Ninh
Houang Tai Ninh
Independent Non-Executive Director

/s/ Li Ka Cheung, Eric
Li Ka Cheung, Eric
Independent Non-Executive Director

/s/ Cheng Mo Chi
Cheng Mo Chi
Independent Non-Executive Director

/s/ Bernard Charnwut Chan
Bernard Charnwut Chan
Independent Non-Executive Director

/s/ Siu Kwing Chue, Gordon
Siu Kwing Chue, Gordon
Independent Non-Executive Director

INDEX TO EXHIBITS

Exhibit

Number

Exhibit

1

Form of Deposit Agreement dated as of October 16, 1996, as amended and restated as of December 29, 1997, as further amended and restated as of ____________, 2012, among China Resources Enterprise, Limited, The Bank of New York Mellon as Depositary, and all Owners from time to time of American Depositary Shares issued thereunder.

2

Letter agreement dated as of October 16, 1996 among China Resources Enterprise, Limited and The Bank of New York Mellon relating to pre-release activities.

4

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered.